SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

AMENDMENT NO. 1

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of:  June 2009

Commission File Number:  000-31815

HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE

(Exact name of registrant as specified in its charter)

5985 MCLAUGHLIN ROAD, MISSISSAUGA, ONTARIO L5R 1B8, CANADA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A (this “Amendment”) amends the Form 6-K of Hydrogenics Corporation (the “Corporation”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 16, 2009 (the “Form 6-K”).  The Corporation is filing this Amendment solely to amend and restate in its entirety Exhibit 99.2 to the Form 6-K to specifically indicate that certain confidential information has been omitted and filed separately with the Commission pursuant to a request for confidential treatment.

The Form 6-K, as amended by this Amendment, is incorporated by reference into the Corporation’s Registration Statement on Form F-4 filed with the Commission on July 13, 2009.

Other than as expressly set forth herein, this Amendment does not, and does not purport to, amend or restate any other information contained in the Form 6-K.

EXHIBIT LIST

Exhibit	Description

99.2	Support Agreement dated June 11, 2009*

*Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 17, 2009

HYDROGENICS CORPORATION

By:	/s/ Lawrence E. Davis
Name: Lawrence E. Davis
Title: Chief Financial Officer